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August 13, 2021 VIA EDGAR AND ACCELLION/KITEWORKS SECURE FILE TRANSFER SYSTEM	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Division of Corporation Finance Office of Technology United States Securities and Exchange Commission	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeff Kauten, Staff Attorney Larry Spirgel, Office Chief Joyce Sweeney, Senior Staff Accountant Kathleen Collins, Accounting Branch Chief

Re:	Amplitude, Inc. Stock-Based Compensation Draft Registration Statement on Form S-1 Submitted June 21, 2021 and amended July 26, 2021 CIK No. 0001866692

Ladies and Gentlemen:

On behalf of Amplitude, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). On June 21, 2021, the Company submitted on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) a draft Registration Statement on Form S-1. On July 26, 2021, the Company submitted to the Commission on a confidential basis under the JOBS Act a revised draft Registration Statement on Form S-1 (as so revised, the “Registration Statement”) and the Company’s responses to the Staff’s comment letter received on July 19, 2021 (the “Comment Letter”).

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1001

August 13, 2021

The purpose of this Letter is to provide supplemental information to the Staff in response to the Staff’s comment 18 in the Comment Letter with respect to the Company’s accounting treatment for stock-based compensation. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

The Company’s Board of Directors (the “Board”) grants stock options and restricted stock units (“RSUs”) on a regular basis in conjunction with Board meetings or by unanimous written consent. The intent of the Board is to issue equity awards using the fair value of the Company’s common stock at the date of grant, including adhering to the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). A detailed explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when equity awards were granted by the Board, and factors and approaches considered by the Board in determining the fair value and factors that caused the fair value to change over time, is primarily contained within the section of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation Expense” (“MD&A”) and appears on pages 87-89 of the Registration Statement.

The Company obtained independent common stock valuation reports (collectively, the “Valuation Reports” and each, a “Valuation Report”) in December 2019, May 2020, September 2020, December 2020, March 2021, May 2021 and June 2021 from a professional third-party valuation firm for purposes of complying with Section 409A of the Internal Revenue Code of 1986, as amended, and for purposes of recording stock-based compensation in accordance with U.S. Generally Accepted Accounting Principles, under ASC 718 Compensation—Stock Compensation (“ASC 718”). The Board, with input from management, determined the estimated fair value of the Company’s common stock after considering the Valuation Reports as well as the other objective and subjective factors described in the Registration Statement.

For purposes of expense recognition in accordance with U.S. Generally Accepted Accounting Principles, under ASC 718, the Company utilizes a linear interpolation between the most recent independent common stock and common stock option valuations based on the Valuation Reports before and after the date of grant to determine the fair value of the grant. The table below summarizes the fair value of the underlying common stock used to value our awards at each valuation date.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1002

August 13, 2021

Valuation Reference Number	Valuation Date	Fair Value per share of Common Stock
1	December 31, 2019	$2.53
2	May 7, 2020	$3.42
3	September 30, 2020	$4.19
4	December 31, 2020	$5.32
5	March 31, 2021	$7.48
6	May 18, 2021	$14.68
7	June 30, 2021	$21.75

Set forth below in this Letter is a breakdown of all share-based compensation awards granted by the Company during fiscal 2020 and fiscal 2021 to date, including the fair value of such awards utilizing the methodology noted above. The Letter also includes a breakdown of all private transactions during the same periods, including the sales price and fair value of the Company’s common stock for each sale; a further discussion of how the secondary common stock transactions and preferred stock issuances factored into the determination of the estimated fair value of the Company’s common stock; and, for any significant fluctuations in fair value per share of common stock from period to period, a description of the factors that contributed, including any intervening events within the Company or changes in the Company’s valuation assumptions or methodology.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1003

August 13, 2021

SHARE-BASED COMPENSATION AWARDS GRANTED DURING FISCAL 2020 AND FISCAL 2021 TO DATE

Stock Options

Grant Date	Number of Shares Underlying Options Granted	Exercise Price per Share	Valuation Report Reference	Fair Value of awards– Financial Reporting Purposes (a) (b)
February 4, 2020	314,614	$2.53	1 and 2	$1.36
March 18, 2020	1,765,995	$2.53	1 and 2	$1.55
June 10, 2020	853,482	$3.42	2 and 3	$1.83
July 29, 2020	1,140,658	$3.42	2 and 3	$1.95
September 9, 2020	557,450	$3.42	2 and 3	$2.04
September 29, 2020	32,625	$3.42	2 and 3	$2.08
November 10, 2020	1,879,800	$4.19	3 and 4	$2.35
December 16, 2020	1,263,634	$4.19	3 and 4	$2.59
December 28, 2020	4,824,643	$4.19	3 and 4	$2.67
January 28, 2021	666,100	$5.32	4 and 5	$3.00
February 24, 2021	576,741	$5.32	4 and 5	$3.30
March 29, 2021	1,410,016	$5.32	4 and 5	$3.66
April 27, 2021	586,967	$7.48	5 and 6	$5.44
May 17, 2021	189,600	$7.48	5 and 6	$6.74
June 29, 2021	839,432	$14.68	6 and 7	$9.67
August 8, 2021	67,134	$21.75	(c)	(c)

RSUs

Grant Date	Number of Units Granted	Valuation Report Reference	Fair Value per Share—Financial Reporting Purposes (a)
June 29, 2021	479,481	6 and 7	$21.59
August 8, 2021	143,579	(c)	(c)

Restricted Stock Award

Grant Date	Number of Restricted Shares Granted	Valuation Report Reference	Fair Value per Share—Financial Reporting Purposes (a)
August 8, 2021	46,875	(c)	(c)

(a)	Compensation expense is recognized as expense over the employee’s or director’s requisite service period on a straight-

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1004

August 13, 2021

line basis, except with respect to certain options and awards with performance-based vesting conditions upon certain liquidity events such as a change of control or an initial public offering. As of June 30, 2021, no such liquidity events have been achieved and therefore no expense has been recorded for performance-based awards.
(b)	Fair value of option awards is based on a Monte Carlo option pricing model utilizing the common share values referenced.
(c)

The Company has not yet determined the fair value per share for financial reporting purposes. The Company utilizes a linear interpolation between the most recent independent common stock and common stock option valuations based on the Valuation Reports before and after the date of grant to determine the fair value of the grant on the grant date. Currently, the Company’s most recent Valuation Report was as of June 30, 2021 with its next independent determination of fair value planned as of the earlier of the date of its direct listing or September 30, 2021, unless events or changes in circumstances necessitate the need for an additional valuation to be performed. The fair value of each award, therefore, is planned to be determined in conjunction with the preparation of the Company’s financial statements for the quarterly period ending September 30, 2021, and is subject to change.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

As noted above, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the AICPA Practice Guide. In addition, the Board also considered numerous objective and subjective factors, as described in greater detail in MD&A, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement. In valuing its common stock, the Company determined the fair value of its business using various valuation methods, including combinations of income and market approaches, as further set forth in MD&A. Concurrent with preferred stock financings, the Company also used the option-pricing method (“OPM”) to back solve the value of the Company’s common stock using its most recent round of financing.

For each valuation, the fair value of the Company’s business determined by the income and market approaches was then allocated to the common stock using either the OPM or a hybrid of the probability-weighted expected return method (“PWERM”) and OPM methods. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences and conversion terms of each equity class. Under the PWERM, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability. The Company’s valuations prior to March 31, 2021 were allocated based on the OPM. Beginning March 31, 2021, the Company used a hybrid method of the PWERM and the OPM to allocate its valuations.

The Board and management developed estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to the advice from its third-party valuation expert. At each grant date, the Board considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date, including any secondary transactions involving the Company’s capital stock. The Company evaluated the facts and circumstances of

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1005

August 13, 2021

each such transaction to determine the extent to which it represented a fair value exchange. Factors considered included transaction volume, timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved investors with access to the Company’s financial information.

The following describes the Board’s fair value determinations in further detail, including significant intervening corporate events.

December 2019 Valuation

The Company obtained an independent third-party valuation of the Company’s common stock as of December 31, 2019, which report was dated February 5, 2020 (the “December 2019 Valuation Report”).

In the December 2019 Valuation Report, the equity valuation was based primarily on the income approach valuation method. The valuation relied primarily on the OPM in order to allocate the Company’s total equity value among its equity owners. The independent third-party valuation arrived at a common stock value of $2.53 per share at December 31, 2019.

At the time of the February 4, 2020 and March 18, 2020 stock option grants, the Board considered the December 2019 Valuation Report, the other objective and subjective factors described in MD&A and the lack of significant intervening corporate events to determine that the fair value of the Company’s common stock remained at $2.53 per share as of each such grant date and granted stock options effective as of such dates with an exercise price of $2.53 per share.

May 2020 Valuation

In April 2020, the Company entered into a Series E preferred stock purchase agreement with various investors pursuant to which it issued and sold an aggregate of 5,213,607 shares of Series E redeemable convertible preferred stock at a price per share of $9.5498 for gross proceeds of $49.8 million (the “Series E Financing”). The Company considered the terms of the Series E Financing to be at arms’ length and representative of fair market value, as the pricing was negotiated fairly and no strategic, non-financial elements were incorporated into the pricing terms.

In addition, on May 7, 2020, the Company’s founders sold 1,724,709 shares of vested common stock to several investors at a price per share of $8.1173 (a 15% discount to the Series E Financing price) (the “May 2020 Secondary Transactions”).

The Company obtained an independent third-party valuation of the Company’s common stock as of May 7, 2020, which report was dated June 15, 2020 (the “May 2020 Valuation Report”). In the May 2020 Valuation Report, the equity valuation was based primarily on the OPM in order to allocate the Company’s total equity value among its equity owners.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1006

August 13, 2021

The May 2020 Valuation Report benchmarked the valuation to the terms and pricing of the Series E Financing in order to estimate the value of the Company’s common stock at the valuation date and assigned a weighting of [***]% to the terms and pricing of the May 2020 Secondary Transactions in arriving at its value conclusion. The May 2020 Valuation Report considered that the terms and pricing of the May 2020 Secondary Transactions were available only to the buyers, who were investors in the Company, and that the price was not independently negotiated and was at a premium to the common stock value. The independent third-party valuation arrived at a common stock value of $3.42 per share at May 7, 2020.

The increase in value between the December 2019 Valuation Report and the May 2020 Valuation Report was primarily due to the following:

•	The Company completed the Series E Financing;

•

The Company’s annual recurring revenue (as defined in the Registration Statement) (“ARR”) [***]% from $[***] million as of December 31, 2019 to $[***] million as of April 31, 2020 during such four-month period; and

•

The Company’s dollar-based net retention rate for paying customers (as defined in the Registration Statement) (“NDR”) [***] from 116% as of December 31, 2019 to [***]% as of April 30, 2020 during such four-month period.

At the time of the June 10, July 29, September 9 and September 29, 2020 stock option grants, the Board considered the May 2020 Valuation Report, the other objective and subjective factors described in MD&A and the lack of significant intervening corporate events to determine that the fair value of the Company’s common stock remained at $3.42 per share as of each such grant date. The Board granted stock options effective as of such dates with an exercise price of $3.42 per share.

September 2020 Valuation

The Company obtained an independent third-party valuation of the Company’s common stock as of September 30, 2020, which report was dated November 11, 2020 (the “September 2020 Valuation Report”).

In the September 2020 Valuation Report, the income approach valuation method was assigned a [***]% weighting and the public company market multiple method (the “PCMMM”)

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1007

August 13, 2021

of the market approach was assigned a [***]% weighting to arrive at a value for the Company’s total equity. The valuation relied primarily on the OPM in order to allocate the Company’s total equity value among its equity owners. From May through October 2020, the following secondary transactions occurred involving the Company’s common stock:

Closing Date	Number of shares	Price per share
May 7, 2020	23,954	$8.1173
May 7, 2020	23,954	8.1173
May 7, 2020	13,687	8.1173
May 7, 2020	148,517	8.1173
May 7, 2020	148,517	8.1173
May 7, 2020	84,866	8.1173
May 7, 2020	615,969	8.1173
May 7, 2020	258,707	8.1173
May 7, 2020	258,707	8.1173
May 7, 2020	147,831	8.1173
July 17, 2020	10,000	20.0000
July 22, 2020	110,000	10.0000
September 14, 2020	50,000	9.6500
October 16, 2020	104,714	9.5498
October 19, 2020	78,536	9.5498
October 26, 2020	183,250	9.5498

The Company indicated that these secondary transactions were only available to specific buyers and sellers and not to any other existing or hypothetical shareholders or buyers. The September 2020 Valuation assigned a weighting of [***]% to the weighted average transaction price of these secondary transactions and a weighting of [***]% to the value derived from the OPM analysis, and arrived at a common stock value of $4.19 per share at September 30, 2020.

The increase in value between the May 2020 Valuation Report and the September 2020 Valuation Report was primarily due to the following:

•	The Company’s ARR [***]% from $[***] million as of May 31, 2020 to $[***] million as of September 30, 2020 during such four-month period;

•	The Company achieved ARR over $[***] million as of July 31, 2020, a key milestone for SaaS companies;

•	The Company’s NDR [***] from [***]% as of May 31, 2020 to [***]% as of September 30, 2020; and

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1008

August 13, 2021

•	The Company added Jennifer Johnson as Chief Marketing and Strategy Officer, a strategic hire.

At the time of the November 10, December 16 and December 28, 2020 stock option grants, the Board considered the September 2020 Valuation Report, the other objective and subjective factors described in MD&A and the lack of significant intervening corporate events to determine that the fair value of the Company’s common stock remained at $4.19 per share as of each such grant date. The Board granted stock options effective as of such dates with an exercise price of $4.19 per share.

December 2020 Valuation

The Company obtained an independent third-party valuation of the Company’s common stock as of December 31, 2020, which report was dated January 29, 2021 (the “December 2020 Valuation Report”).

In the December 2020 Valuation Report, the income approach valuation method was assigned a [***]% weighting and the PCMMM of the market approach was assigned a [***]% weighting to arrive at a value for the Company’s total equity. The valuation relied primarily on the OPM in order to allocate the Company’s total equity value among its equity owners. The December 2020 Valuation Report considered the following secondary transactions involving the Company’s common stock that occurred from July through December 2020:

Closing Date	Number of shares	Price per share
July 17, 2020	10,000	$20.0000
July 22, 2020	110,000	10.0000
September 14, 2020	50,000	9.6500
October 16, 2020	104,714	9.5498
October 19, 2020	78,536	9.5498
October 26, 2020	183,250	9.5498
November 13, 2020	36,205	10.0000
November 30, 2020	10,343	10.0000
December 2, 2020	10,000	20.0000
December 2, 2020	10,000	20.0000
December 2, 2020	30,000	20.0000
December 3, 2020	83,334	12.0000
December 9, 2020	15,542	10.0000
December 9, 2020	9,160	10.0000

The Company indicated that these secondary transactions were only available to specific buyers and sellers and not to any other existing or hypothetical shareholders or buyers. The December

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1009

August 13, 2021

2020 Valuation assigned a weighting of [***]% to the weighted average transaction price of these secondary transactions and a weighting of [***]% to the value derived from the OPM analysis and arrived at a common stock value of $5.32 per share at December 31, 2020.

The increase in value between the September 2020 Valuation Report and the December 2020 Valuation Report was primarily due to the following:

•	The Company hired its Chief Accounting Officer and formed the Audit Committee of the Board;

•	The Company’s ARR [***]% from $[***] million as of September 30, 2020 to $[***] million as of December 31, 2020 during such three-month period; and

•	The Company [***] its NDR at 119% as of December 31, 2020.

At the time of the January 28, February 24 and March 29, 2021 stock option grants, the Board considered the December 2020 Valuation Report, the other objective and subjective factors described in MD&A and the lack of significant intervening corporate events to determine that the fair value of the Company’s common stock remained at $5.32 per share as of each such grant date. The Board granted stock options effective as of such dates with an exercise price of $5.32 per share.

March 2021 Valuation

The Company obtained an independent third-party valuation of the Company’s common stock as of March 31, 2021, which report was dated April 28, 2021 (the “March 2021 Valuation Report”). The March 2021 Valuation Report used the PWERM to allocate the Company’s total equity value among its equity owners. The PWERM incorporated two scenarios: (1) an IPO scenario and (2) a remain private scenario, which used an OPM. The concluded fair value as of March 31, 2021 based on the PWERM analysis included adjustments for lack of marketability of [***]% for scenario one and [***]% for scenario two. As of the March 2021 Valuation Report, the estimated probability of an IPO in March 2022 was [***]%. The probability of remaining private for approximately two years was estimated at [***]%.

The March 2021 Valuation Report considered the following secondary transactions involving the Company’s common stock that occurred from October 2020 through March 2021:

Closing Date	Number of shares	Price per share
October 16, 2020	104,714	$9.5498
October 19, 2020	78,536	9.5498

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-1010

August 13, 2021

Closing Date	Number of shares	Price per share
October 26, 2020	183,250	9.5498
November 13, 2020	36,205	10.0000
November 30, 2020	10,343	10.0000
December 2, 2020	10,000	20.0000
December 2, 2020	10,000	20.0000
December 2, 2020	30,000	20.0000
December 3, 2020	83,334	12.0000
December 9, 2020	15,542	10.0000
December 9, 2020	9,160	10.0000
March 3, 2021	5,000	20.0000
March 3, 2021	75,000	20.0000
March 3, 2021	20,000	20.0000

The Company indicated that these secondary transactions were only available to specific buyers and sellers and not to any other existing or hypothetical shareholders or buyers. The March 2021 Valuation Report assigned a weighting of [***]% to the weighted average transaction price of these secondary transactions and a weighting of [***]% to the value derived from the PWERM analysis, and arrived at a common stock value of $7.48 per share at March 31, 2021.

The increase in value between the December 2020 Valuation Report and the March 2021 Valuation Report was primarily due to the following:

•	The Company hired its General Counsel, Chief People Officer and Head of Revenue, SEC Reporting and Technical Accounting;

•	The Company’s ARR [***]% from $[***] million as of December 31, 2020 to $[***] million as of March 31, 2021 during such three-month period; and

•	The Company saw [***] in NDR from 119% as of December 31, 2020 to [***]% as of March 31, 2021.

At the time of the April 27 and May 17, 2021 stock option grants, the Board considered the March 31 Valuation Report, the other objective and subjective factors described in MD&A and the lack of significant intervening corporate events to determine that the fair value of the Company’s common stock remained at $7.48 per share as of each such grant date. The Board granted stock options effective as of such dates with an exercise price of $7.48 per share.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-10011

August 13, 2021

May 2021 Valuation

The Company obtained an independent third-party valuation of the Company’s common stock as of May 18, 2021, which report was dated June 14, 2021 (the “May 2021 Valuation Report”).

In May 2021, the Company entered into a Series F preferred stock purchase agreement with various investors pursuant to which it issued and sold an aggregate of 6,246,111 shares of Series F redeemable convertible preferred stock at a price per share of $32.0199 (the “Series F Financing”). The Company considered the terms of the Series F Financing to be at arms’ length and representative of fair market value, as the pricing was negotiated fairly and no strategic, non-financial elements were incorporated into the pricing terms. The Series F Financing occurred in six closings between May and August 2021. The May 2021 Valuation Report benchmarked the valuation to the terms and pricing of the Series F Financing in order to estimate the value of the Company’s common stock at the valuation date.

The May 2021 Valuation Report used the PWERM to allocate the Company’s total equity value among its equity owners. The PWERM incorporated two scenarios: (1) an IPO scenario and (2) a remain private scenario, which used an OPM. The concluded fair value as of May 18, 2021 based on the PWERM analysis included adjustments for lack of marketability of [***]% for scenario one and [***]% for scenario two. As of the May 2021 Valuation Report, the estimated probability of an IPO on December 31, 2021 was [***]%. The probability of remaining private through December 31, 2022 was estimated at [***]%.

The May 2021 Valuation Report considered several secondary transactions involving the sales of 100,000 shares of the Company’s common stock for $20 per share in March 2021. The Company indicated that these secondary transactions were only available to specific buyers and sellers and not to any other existing or hypothetical shareholders or buyers. The May 2021 Valuation Report assigned a weighting of [***]% to the weighted average transaction price of the secondary transactions and a weighting of [***]% to the value derived from the PWERM analysis, and arrived at a common stock value of $14.68 per share at May 18, 2021.

The increase in value between the March 2021 Valuation Report and the May 2021 Valuation Report was primarily due to the following:

•	The Company consummated the Series F Financing;

•	The Company was actively engaging in the preparation of a draft Registration Statement with an expected submission timeframe in June 2021 and an expected trading date by the end of 2021;

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-10012

August 13, 2021

•	The Company’s ARR [***]% from $[***] million as of March 31, 2021 to $[***] million as of May 31, 2021 during such two-month period;

•	The Company [***] its NDR at [***]% as of May 31, 2021; and

•

The Company expanded its product suite with Recommend, a no-code personalization solution that helps teams increase customer engagement by intelligently adapting digital products and campaigns to every user based on behavior, and Experiment, an integrated end-to-end experimentation solution that enables teams to determine and deliver the most impactful product experiences for their customers through A/B tests and controlled feature releases, and began marketing campaigns for these new products.

At the time of the June 29, 2021 stock option grants, the Board considered the May Valuation Report, the other objective and subjective factors described in MD&A and the lack of significant intervening corporate events to determine that the fair value of the Company’s common stock remained at $14.68 per share as of each such grant date. Effective as of such date, the Board granted stock options with an exercise price of $14.68 per share as well as RSUs.

June 2021 Valuation

The Company obtained an independent third-party valuation of the Company’s common stock as of June 30, 2021, which report was dated August 6, 2021 (the “June 2021 Valuation Report”).

The June 2021 Valuation Report used the PWERM to allocate the Company’s total equity value among its equity owners. The PWERM incorporated two scenarios: (1) an IPO scenario and (2) a remain private scenario, which used an OPM. The concluded fair value as of June 30, 2021 based on the PWERM analysis included adjustments for lack of marketability of [***]% for scenario one and [***]% for scenario two. As of the June 2021 Valuation Report, the estimated probability of an IPO in the October 2021 timeframe was [***]%, and the probability of remaining private for approximately 1.5 years was estimated at [***]%.

The June 2021 Valuation Report considered the following secondary transactions involving the Company’s common stock that occurred in June/July 2021 and that had closed or were known (but pending) as of June 30, 2021:

Closing Date	Number of shares	Price per share
June 22, 2021	5,000	$25.00
June 28, 2021	42,215	23.18

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-10013

August 13, 2021

Closing Date	Number of shares	Price per share
June 28, 2021	62,785	23.18
June 28, 2021	21,722	21.00
June 29, 2021	14,606	21.00
July 2, 2021	13,672	21.00
July 2, 2021	7,500	40.00
July 16, 2021	50,000	32.00
July 16, 2021	50,000	32.96

The Company indicated that these secondary transactions were only available to specific buyers and sellers and not to any other existing or hypothetical shareholders or buyers. The June 2021 Valuation Report assigned a weighting of [***]% to the weighted average transaction price of these secondary transactions and a [***]% weighting to the PWERM analysis, and arrived at a common stock value of $21.75 per share at June 30, 2021.

The increase in value between the May 2021 Valuation Report and the June 2021 Valuation Report was primarily due to the following:

•	The Company submitted a draft Registration Statement in June 2021 and expected a trading date in the October 2021 timeframe;

•	The Company’s ARR [***]% from $[***] million as of May 31, 2021 to $[***] million as of June 30, 2021 during such one-month period; and

•	The Company [***] NDR from [***]% as of May 31, 2021 to 119% as of June 30, 2021.

Evaluation of Common Stock Fair Values for GAAP Expense

The Company notes that the valuations performed and determinations by the Board were performed in good faith for the related periods. Additionally, for each grant, the Company assessed whether any specific event occurred between the two valuation dates that would have caused the common stock value to fluctuate significantly. The analysis considered key events during the periods considering both macro-economic and Company-specific factors. For the grant dates noted above, no specific event was noted which would cause a significant fluctuation between valuation dates. As no specific events were noted, in order to capture the increase in valuation between valuation dates, the Company used a linear interpolation between the most recent independent common stock and common stock option valuations based on the Valuation Reports before and after the date of grant to determine the fair value of the grant.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-10014

August 13, 2021

CONCLUSION

The Company believes that it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Guide.

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese

Tad J. Freese of LATHAM & WATKINS LLP

cc:	Spenser Skates, Amplitude, Inc.
Hoang Vuong, Amplitude, Inc.
Elizabeth Fisher, Amplitude, Inc.
Kathleen M. Wells, Latham & Watkins LLP
Richard Kim, Latham & Watkins LLP
Bradley C. Weber, Goodwin Procter LLP
Erica D. Kassman, Goodwin Procter LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requsted with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

AMPLITUDE, INC.

AMPL-10015